

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2019

Richard Rixue Li
Chief Executive Officer
Secoo Holding Ltd
15/F, Building C, Galaxy SOHO
Chaonei Street, Dongcheng District
Beijing 100000

> **Re: Secoo Holding Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2017**
> **Filed April 26, 2018**
> **File No. 001-38201**

Dear Mr. Li:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Z. Julie Gao, Esq., Skadden